Filed Pursuant to Rule 424(b)(3)
Registration No. 333-188281
Prospectus Supplement No. 1
(To Prospectus dated June 21, 2013)

This Prospectus Supplement No. 1 contains information that supplements and updates our Prospectus dated June 21, 2013, or the Prospectus, and should be read in conjunction with such Prospectus.

This Prospectus Supplement No. 1 is being filed to include information that updates the "Summary – Recent and Other Developments" section of the Prospectus as set forth below.

Summary

Recent and Other Developments

On July 11, 2013, Star Bulk Carriers Corp., or the Company, announced that on July 5, 2013 the Company entered into agreements with Shanghai Waigaoqiao Shipbuilding Co. Ltd. shipyard for the construction of two 180,000 DWT eco-type, fuel efficient Capesize drybulk vessels to be delivered in Q4 2015 and Q1 2016, respectively. In addition, the Company entered into letters of intent, which are subject to the negotiation and execution of definitive documentation, with a major Japanese shipyard for the construction of two 60,000 DWT eco-type, fuel efficient Ultramax drybulk vessels to be delivered in 2015. The aggregate purchase price of the four newbuilding vessels is approximately $151.0 million.

The Company also announced that it received a letter from the receivers of STX Pan Ocean Co. Ltd., or STX, terminating the charter agreement for the vessel, Star Borealis, effective immediately. Currently, STX owes the Company approximately USD $653,000. The Company intends to vigorously pursue all amounts owed to it under the charter agreement, including any related damages caused by the termination of the charterparty, under the STX rehabilitation proceedings, which have commenced in Korea. Under the STX charter, this vessel earned a daily net time charter rate of USD $24,255. The Company has re-employed the vessel on a voyage charter at a daily time charter equivalent of approximately USD $27,000.

Additionally, the Company announced that it has chartered two of its Supramax vessels with major international companies; the Star Gamma is chartered for approximately one year at a gross daily time charter rate of USD $9,400 and the Star Omicron is chartered for minimum three months up to a maximum of five months at a gross daily time charter rate of USD $10,750.

The Company's common shares are listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol "SBLK".  On July 10, 2013, the last reported sale price of our common shares on Nasdaq was $5.46 per share.

This Prospectus Supplement No. 1 is qualified by reference to the Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Neither the Securities and Exchange Commission, or the Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 11, 2013